UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report: June 15, 2011
Commission file number 1-12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑

Item 5.02 — Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
Resignation of a Board Member
On June 8, 2011, J. Rod Clark informed Teekay Corporation (the “Company”) of his resignation from the Company’s Board of Directors (the “Board”) in order to pursue other professional interests. Mr. Clark served on the Company’s Audit Committee. Mr. Clark’s decision to resign did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Clark has been a valuable member of the Company’s Board since 2006.
Appointment of a Board Member
On June 8, 2011, the Board appointed William B. Berry to serve as a Class I Director of the Company until the 2012 annual meeting of shareholders. Mr. Berry will serve on the Company’s Audit Committee.
Mr. Berry held various positions with ConocoPhillips and its predecessors from 1976 until his retirement in 2008, including the position of Executive Vice President of Exploration and Production, Worldwide from 2002 to 2005 and Executive Vice President, Exploration and Production, Europe, Asia, Africa and Middle East from 2005 to 2008. Mr. Berry serves on the boards of directors of Nexen Inc. and Willbros Group, Inc., and serves as an Honorary Consulate to the Embassy of the Republic of Kazakhstan.
There is no understanding or arrangement between Mr. Berry and any other person pursuant to which he was selected as a director. There are no family relationships or related party transactions involving Mr. Berry and the Company.
Attached as Exhibit I is a copy of an announcement of Teekay Corporation dated June 15, 2011.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: June 15, 2011	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)